Filed pursuant to Rule 424(b)(3)

File No. 333-202279

February 22, 2016

Supplement dated February 22, 2016 to Prospectus dated April 24, 2015

Class	January ROR	YTD ROR	Net Asset Value	Net Asset Value per Unit
A	4.3%	4.3%	$11.5M	$1,139.48
B	4.2%	4.2%	$124.1M	$942.12
Legacy 1	4.3%	4.3%	$2.0M	$873.31
Legacy 2	4.2%	4.2%	$0.7M	$857.11
Global 1	4.3%	4.3%	$19.8M	$853.04
Global 2	4.4%	4.4%	$3.9M	$838.10
Global 3	4.2%	4.2%	$56.9M	$743.94

ALL PERFORMANCE REPORTED IS NET OF FEES AND EXPENSES

Sector Commentary

Currencies: Commodity currencies, including the Australian, New Zealand, and Canadian dollars, weakened as prices in the commodities sectors fell. The Canadian dollar also fell due to weakness in the energy markets. The British pound moved lower in anticipation the Bank of England will continue to delay raising interest rates. The Japanese yen declined after the Bank of Japan announced new stimulus initiatives.

Energy: Prices in the crude oil markets fell on speculation sanctions against Iran will be lifted, which would further expand global supplies. Oil markets also fell as downtrends in the Chinese equity markets weighed on forecasts for demand globally. Natural gas and heating oil prices declined due to forecasts for warmer weather.

Equities: Global equity markets finished a volatile month lower due to ongoing concerns surrounding the Chinese economy and due to the impact of steep price declines in the crude oil markets.

Fixed Income: U.S. Treasury markets moved sharply higher after the Bank of Japan announced further stimulus measures. Investors also drove debt prices higher on speculation the recent volatility in the global economy, coupled with aggressive stimulus efforts abroad, could cause the Federal Reserve to delay raising interest rates. Disappointing U.S. economic indicators also pushed debt prices higher. U.K fixed income markets rallied on increased demand for safe-haven assets amid downturns in the European equity markets.

Grains/Foods: Corn prices rose as production in India and South Africa fell and because of an improved outlook for economic growth and consumer demand. Sugar markets fell on weak global demand and on heavy selling by large commodity funds. Cocoa markets declined to multi-month lows due to improved forecasts for crop output form the Ivory Coast. Coffee markets fell due to increased production from Vietnam.

Metals: Gold and silver prices rose in anticipation the downturns in the U.S. economy and equity markets may cause the Federal Reserve to delay raising interest rates. Base metals markets fell because of continued elevated global supplies and reduced demand concerns fostered by equity market declines.

Additional Information: For the Fund’s monthly Account Statement, including the net asset value per unit, and related information, please visit our website at grantparkfunds.com.

Sincerely,

David Kavanagh

President

Daily fund performance and weekly commentaries are available on our website at grantparkfunds.com.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS

FUTURES TRADING INVOLVES A HIGH DEGREE OF RISK AND IS NOT SUITABLE FOR ALL INVESTORS

THIS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITY FOR SALE NOR SHALL THERE BE ANY SALE OF SECURITIES IN ANY JURISDICTION IN WHICH AN OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION OFFERING BY PROSPECTUS ONLY.

For the month ended January 31, 2016

STATEMENT OF INCOME

Trading Income (Loss)	Monthly Performance	Year to Date Performance
Realized Trading Income (Loss)	$3,582,039	$3,582,039
Change In Unrealized Income (Loss)	6,845,873	6,845,873
Brokerage Commission	-102,522	-102,522
Exchange, Clearing Fee and NFA Charges	0	0
Other Trading Costs	-167,624	-167,624
Change in Accrued Commission	-8,172	-8,172
Net Trading Income (Loss)	10,149,594	10,149,594

Other Income	Monthly Performance	Year to Date Performance
Interest, U.S. Obligations	$80,810	$80,810
Interest, Other	37,952	37,952
U.S. Government Securities Gain (Loss)	0	0
Dividend Income	0	0
Total Income (Loss)	10,268,356	10,268,356

Expenses	Monthly Performance	Year to Date Performance
Management Fee	$0	$0
Incentive Fee	188,199	188,199
Operating Expenses	46,702	46,702
Organization and Offering Expenses	54,120	54,120
Brokerage Expenses	936,577	936,577
Dividend Expenses	0	0
Total Expenses	1,225,598	1,225,598

Net Income (Loss)	$9,042,758	$9,042,758

Statement of Changes in Net Asset Value	Monthly Performance	Year to Date Performance
Beginning Balance	$213,734,838	$213,734,838
Additions	0	0
Net Income (Loss)	9,042,758	9,042,758
Redemptions	-3,895,626	-3,895,626
Balance at January 31, 2016	$218,881,970	$218,881,970

PERFORMANCE SUMMARY BY

CLASS

Class	Net Asset Value per Unit	Units	Net Asset Value	Monthly ROR	Year to Date ROR
A	$1,139.484	10,057.11354	$11,459,919	4.27%	4.27%
B	$942.117	131,774.28444	$124,146,823	4.20%	4.20%
Legacy 1	$873.309	2,287.13779	$1,997,378	4.27%	4.27%
Legacy 2	$857.105	778.64698	$667,382	4.25%	4.25%
Global 1	$853.040	23,267.61928	$19,848,199	4.32%	4.32%
Global 2	$838.100	4,658.60515	$3,904,378	4.37%	4.37%
Global 3	$743.944	76,427.66915	$56,857,893	4.24%	4.24%

To the best of my knowledge and belief the information contained herein is accurate and complete.

David Kavanagh, President

For Dearborn Capital Management, LLC

General Partner of Grant Park Futures Fund, Limited Partnership